EXHIBIT 11.1

CODE OF ETHICS OF THE COMPANY

Ethical guidelines and applicability

We shall carry out our business activities with honesty and integrity, complying with the laws of the countries in which we operate and any other laws which are applicable. This Code of Ethics applies to the directors, officers and employees of Cresud, as specified below. Our directors, officers and employees must act with honesty and integrity and must act responsibly when dealing with clients, investors, suppliers, government authorities, communicators and other entities or individuals.

Although our Code of Ethics provides a wide variety of guidelines for acceptable personal and corporate behavior, no code of ethics can include guidelines for all possible situations. Therefore, this Code does not replace our responsibility and obligation to exercise proper criteria, while evaluating each of them. When in doubt directors, officers and employees should seek guidance from the members of the Ethics Committee.

The Code of Ethics applies to our directors, officers and employees as follows:

•	Our directors, officers and employees must act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.

•	Our directors and officers are responsible for full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

•	Our directors, officers and employees must comply with applicable governmental laws, rules and regulations.

•	Our directors, officers and employees shall promptly report to the Ethics Committee any information they may have concerning any violation of this Code of Ethics.

•	Our directors, officers and employees will be held accountable for adherence to the Code of Ethics.

Working environment

We are committed to employing and promoting employees based on their qualifications, experience, and the skills necessary for such position. We promote a working environment based on equity, trust and respect.

We are committed to providing a safe and secure working environment for our employees.. It is each employee’s duty to comply with security standards and regulations and each employee shall take necessary precautions to protect other employees and themselves. Each employee is also responsible for immediately reporting to his or her manager any accidents or unsafe conditions and practices in their working environment.

Shareholders (Public Information)

Our operations are carried out pursuant to international standards and regulations for business ethics. We provide our shareholders with reliable information on our results, financial statements, activities and structures (according to CNV, SEC and other regulations).

Confidential information

Notwithstanding the abovementioned statement, certain information is considered confidential, such as investments under evaluation, client data and internal procedures. Such information should only be used for the company’s business and is not to be shared with external individuals or employees who do not require such information to carry our their tasks. Necessary steps should be taken to avoid uneccessary or accidental disclosures.

Purchase and sale of securities

Employees owning our securities must inform the Ethics Committee of such ownership interest and any transactions in such securities. Directors, officers and employees are prohibited from using confidential information to purchase or sell our securities.

Integrity in business

No employee may give or receive gifts or payments to or from clients or potential clients, suppliers or potential suppliers, other employees, government entities or other entities, which could be interpreted as an improper gift given or received to achieve any advantage in business operations.

Likewise, no employee may:

•	Acquire any value from any other employee, or individual or external entity, as a means of compensation for any business transaction, service granted or confidential information.

•	Personally benefit from opportunities arising from the use of the company assets, contacts, information or his or her position with the company.

•	Accept employment from a competing company or assist a competing company (including consulting) in activities which could conflict with our interests.

•	Engage in personal activities during working hours.

•	Act on behalf of the company in a transaction where such employee or such employee’s family has a direct or indirect interest.

On certain occasions, employees may accept or grant gifts or benefits from or to other employees, suppliers, government entities or others, such as:

•	Special occasions (promotions, graduations, birthdays, weddings, retirement, etc.) as long as such gifts do not exceed the amounts established, during the calendar year, or are part of typical employee practices (birthday funds, etc.)

Policies, regulations and internal procedures

Employees should comply with internal control procedures to preserve the company’s interests. Such internal control procedures shall include the use of passwords, which are personal and confidential, and procedures related to the handling and transfer of funds.

Care of Company’s assets

Employees shall maintain the company’s assets and property and ensure that they are utilized properly in accordance with their intended use (including assets, hardware and software resources, and data transmission), except as permitted by the written consent of the manager responsible for such assets or property.

Responsabilities of employees

All employees shall read the Code of Ethics and return a written signed statement accepting and assuming the responsibility to act pursuant to the rules and regulations included therein.

Non-compliance with the Code of Ethics may result in termination of employment with cause, notwithstanding other civil or criminal actions which may be initiated.

Administration of Business Principle Code (or Code of Ethics)

An Ethics Committee, comprised of the Contracts Manager, the Auditing Manager and the Human Resources Manager, is responsible for the resolution of issues related to the Code of Ethics and shall determine the appropriate disciplinary action for any violation of such Code of Ethics. Any amendments to the Code of Ethics proposed by the Ethics Committee must be authorized by the Board of Directors.

Any waiver of the Code of Ethics for executive officers and directors must be approved by the Board of Directors and disclosed to the shareholders along with the reasons for such waiver.

Issues and reports

Any issues involving the Code of Ethics shall be communicated to the Ethics Committee. No adverse measures will be taken against any person who in good faith, with respect for the rights and privacy of the affected individuals, reports a possible violation of or questionable conduct under the Code of Ethics. Any information provided by such individuals will be confidential. and appropriate action will be taken to resolve such matters.

Any information regarding violations of or questionable conduct under the Code of Ethics shall be communicated to the Ethics Committee by (1) email at comiteetica@cresud.com.ar, (2) by mail at Cómite de Etica, Moreno 877, 23° Floor, Buenos Aires, Argentina (C1091AAQ), or (3) by personally contacting any member of the Ethics Committee.

Members of Ethics Committee

Gaston Lernoud, 4344-4650, glernoud@cresud.com.ar

Daniel Cazzasa, 4344-7457, dcazzasa@cresud.com.ar

Roland Costa Picazo, 4344-4775, rpicazo@cresud.com.ar